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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Petrex Corporation
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                                (Name of Issuer)

                          Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                  71643P 10 8
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                                 (CUSIP Number)

                                  Mary E. Blake
                            3419 Via Lido, Suite 129
                             Newport Beach, CA 92663
                                 (949) 721-9324

                                 with a copy to

                              April E. Frisby, Esq.
                                 Weed & Co. L.P.
                        4695 MacArthur Court, Suite 1450
                             Newport Beach, CA 92660
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 2, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 71643P 10 8
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only).

Mary Elizabeth Blake
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)...........................................................................
(b)...........................................................................
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3. SEC Use Only...............................................................

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4. Source of Funds (See Instructions)

   SC
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)                                                                 [X].
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6. Citizenship or Place of Organization
   United States of America
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Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power: 4,914,000 shares of common stock
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8.  Shared Voting Power: 0
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9.  Sole Dispositive Power: 4,914,000 shares of common stock
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10. Shared Dispositive Power: 0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,914,000
    shares of common stock
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)
    Not applicable.
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13. Percent of Class Represented by Amount in Row (11): 72%
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14. Type of Reporting Person (See Instructions): IN
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ITEM 1.  Security and Issuer
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         Common Stock, Par Value, $.001

         Petrex Corporation
         11781 South Lone Peak Parkway
         Technology Center 22
         Suite 230
         Draper, UT 84020

ITEM 2.  Identity and Background
--------------------------------

         (a)  Name:  Mary Elizabeth Blake

         (b)  Residence or business address:
         3419 Via Lido, Suite 129
         Newport Beach, CA 92663

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         Secretary and Director of Petrex Corporation
         11781 South Lone Peak Parkway
         Technology Center 22
         Suite 230
         Draper, UT 84020

         (d,e) Legal Proceedings

         During the last five years, Ms. Blake has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         On June 4, 2001, Ms. Blake consented to an Order by the Securities and Exchange Commission that Ms. Blake cease and desist from committing or causing violations of, and committing and causing any future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-1, 13d-2, 16a-2 and 16a-3 promulgated thereunder. Ms. Blake made late filings concerning her beneficial ownership interest in a public company.

         During the last five years, Ms. Blake has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship:

         U.S.A.- State of California


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ITEM 3.  Source and Amount of Funds or Other Consideration
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         On November 2, 2001, under an Agreement and Plan of Reorganization dated October 5, 2001 (the "Merger" or "Merger Agreement") between Force 10 Trading, Inc., a Nevada corporation ("Force 10") and Petrex Corporation, a Nevada corporation ("Petrex"), Petrex issued a total of 6,400,000 shares of its $0.001 par value common stock to the stockholders of Force 10, including Ms. Blake. This Merger was reported in a Form 8-K filing on November 7, 2001.

ITEM 4.  Purpose of Transaction
-------------------------------

         The purpose of the Merger was to effect a change of control in Petrex. Under the Merger Agreement, Petrex issued 6,400,000 shares of its $.001 par value common stock to the stockholders of Force 10. As a result, the former stockholders of Force 10 now own 94% of Petrex's capital stock.

ITEM 5.  Interest in Securities of the Issuer
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         (a) Out of 6,839,354 shares of Petrex outstanding, Ms. Blake owns
         4,914,000 shares, or approximately 72% of the outstanding common stock of Petrex.
         (b) Ms. Blake had the sole power to vote and dispose of the shares described in paragraph (a).
         (c) Not applicable.
         (d) Not applicable.
         (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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         None.

ITEM 7.  Material to Be Filed as Exhibits
-----------------------------------------

         The Merger Agreement and related agreements were filed with the Form 8-K on November 7, 2001 and are incorporated by reference herein.


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                                    Signature
                                    ---------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2001
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Date

/s/Mary E. Blake
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Signature

Mary E. Blake
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)